SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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          In the matter of             :

  Central and South West Corporation   :       CERTIFICATE

                and                    :           OF

 Central and South West Services, Inc. :      NOTIFICATION

          File No.  70-9113            :

   (Public Utility Holding Company     :
    Act of 1935)
                                       :
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         This  Certificate  of  Notification  is filed by Central and South West
Corporation ("CSW") and Central and South West Services, Inc. ("CSW Services") in connection with their Form U-1 Application/Declaration (File No. 70-9113), as amended, filed under the Public Utility Holding Company Act of 1935, as amended
(the  "Act"),   requesting  authority,   among  other  things,  to  implement  a
stockholder rights plan (the "Plan") and enter into a related Rights Agreement between CSW and CSW Services, as Rights Agent, dated as of December 22, 1997 (the "Rights Agreement"). Pursuant to the Plan, CSW declared a dividend distribution of one right ("Right") for each outstanding share of common stock, $3.50 par value per share, of CSW ("Common Stock") to stockholders of record at the close of business on January 6, 1998. In addition, each holder of a share of Common Stock issued after the record date is similarly entitled to receive one Right for each such share. Each Right initially (i) entitles the holder to purchase from CSW one-tenth of a share of Common Stock at a price of $50 per whole share of Common Stock, subject to adjustment, (ii) is evidenced by the certificates for shares of Common Stock and (iii) is only transferable with the Common Stock.

         The Rights Agreement, as executed, is incorporated as an Exhibit hereto.

         The foregoing transactions as described above and in the Application/Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration, and the Order issued by the Securities and Exchange Commission with respect thereto on January 9, 1998.


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                                S I G N A T U R E


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.



                             Central and South West Corporation


                             By:/s/ WENDY G. HARGUS
                                    TREASURER





                             Central and South West Services, Inc.



                             By:/s/ WENDY G. HARGUS
                                    TREASURER



Dated:  January 9, 1998


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                                  EXHIBIT INDEX




  Exhibit Number                            Exhibit


     1                   Past-Tense Opinion of Counsel (Exhibit F-2 to the
                         Application/Declaration)

     2 Rights Agreement between CSW and CSW Services, as Rights Agent, dated as of December 22, 1997, which is filed as an Exhibit to CSW's Current Report on From 8-K dated December 22, 1997 and incorporated herein by reference